Exhibit 99.1

Press Release

Brussels – 31 July 2025 - 7:00am CET	Regulated information[1]

AB InBev Reports Second Quarter 2025 Results

Consistent execution of our strategy delivered an EBITDA increase of 6.5%, continued margin expansion and high-single digit Underlying EPS growth

“Beer is a passion point for consumers. The resilience of the beer category and the continued momentum of our megabrands delivered another quarter of profitable growth. EBITDA increased by 6.5% and the ongoing optimization of our business drove Underlying EPS growth of 8.7%. While the operating environment remains dynamic, the consistent execution of our strategy by our teams and partners drove a solid first half of the year and reinforces our confidence in delivering on our outlook for 2025.” – Michel Doukeris, CEO, AB InBev

Revenue

+3.0%

Revenue increased by 3.0% in 2Q25 with revenue per hl growth of 4.9% and by 2.3% in HY25 with revenue per hl growth of 4.3%.

Reported revenue decreased by 2.1% in 2Q25 to 15 004 million USD and by 4.2% in HY25 to 28 632 million USD, impacted by unfavorable currency translation.

5.6% increase in combined revenues of our megabrands, led by Corona, which grew by 7.7% outside of its home market in 2Q25.

33% increase in revenue of our no-alcohol beer portfolio in 2Q25.

63% increase in Gross Merchandise Value (GMV) from sales of third-party products through BEES Marketplace to reach 785 million USD in 2Q25.

Volumes

-1.9%

Volumes declined by 1.9% in 2Q25, with beer volumes down by 2.2% and non-beer volumes up by 0.3%.

Volumes declined by 2.0% in HY25, with beer volumes down by 2.3% and non-beer volumes flat.

Normalized EBITDA

+6.5%

Normalized EBITDA increased by 6.5% to 5 301 million USD in 2Q25, with a margin expansion of 116bps to 35.3%. Normalized EBITDA increased by 7.2% to 10 156 million USD in HY25, with a margin expansion of 166bps to 35.5%.

Underlying Profit

1 950 million USD

Underlying Profit was 1 950 million USD in 2Q25 compared to 1 811 million USD in 2Q24 and was 3 556 million USD in HY25 compared to 3 320 million USD in HY24.

Reported profit attributable to equity holders of AB InBev was 1 676 million USD in 2Q25 compared to 1 472 million USD in 2Q24, negatively impacted by non-underlying items, and was 3 824 million in HY25 compared to 2 564 million in HY24, positively impacted by non-underlying items.

Underlying EPS

0.98 USD

Underlying EPS increased by 8.7% to 0.98 USD in 2Q25, compared to 0.90 USD in 2Q24, and increased by 8.0% to 1.79 USD in HY25, compared to 1.66 USD in HY24.

On a constant currency basis, Underlying EPS increased by 17.4% in 2Q25 and by 18.7% in HY25.

Net Debt to EBITDA 3.27x Net debt to normalized EBITDA ratio was 3.27x at 30 June 2025 compared to 3.42x at 30 June 2024 and 2.89x at 31 December 24.

The 2025 Half Year Financial Report is available on our website at www.ab-inbev.com

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 16.

ab-inbev.com	Press release – 31 July 2025 – 1

Management comments

Consistent execution of our strategy delivered an EBITDA increase of 6.5%, continued margin expansion and high-single digit Underlying EPS growth

Our 2Q25 and HY25 results demonstrate the resilience of our strategy and ability of our business to deliver reliable compounding growth. In 2Q25, increased investments in our brands, expansion of our premium portfolio and innovation in balanced choices, combined with our revenue management decisions drove an acceleration in revenue growth, top- and bottom line increases in four of our five operating regions and continued growth in our overall portfolio brand power.

Revenue increased in 70% of our markets and by 3.0% overall, driven by a revenue per hl increase of 4.9%. Volumes declined by 1.9%, impacted by soft industries and performance in China and Brazil. While overall volumes were below potential, underlying momentum continued in the remainder of our footprint, with volume growth of 0.7% outside of these two countries. Top-line growth combined with disciplined resource allocation and overhead management drove an EBITDA increase of 6.5%, margin expansion of 116bps and Underlying EPS growth of 17.4% in constant currency and 8.7% in USD to reach 0.98 USD.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

Our overall portfolio brand power grew in 2Q25 driven by increased marketing investment and effectiveness. In addition, we estimate that we gained or maintained market share in 60% of our markets in HY25.

Digitize and monetize our ecosystem:

BEES Marketplace captured 785 million USD in GMV from sales of third-party products, a 63% increase versus 2Q24. Overall BEES GMV increased by 10% versus 2Q24, reaching 12.2 billion USD.

Optimize our business:

We continued to make progress on deleveraging with net debt to EBITDA reaching 3.27x as of 30 June 2025 versus 3.42x as of 30 June 2024. In HY25, we invested 5.0 billion USD in capex and sales and marketing while delivering free cash flow of approximately 1.4 billion USD, a 0.5 billion USD increase versus HY24.

Lead and grow the category

Our performance across each of our category expansion levers drove an estimated increase in the percentage of legal drinking age consumers purchasing our portfolio across our key markets, with increases led by our megabrands and no-alcohol beer portfolio. We continue to invest in our megabrands and mega platforms with our sales and marketing investments increasing to $3.6 billion USD in HY25, a 4% increase versus HY24. According to the Kantar BrandZ 2025 report, our portfolio holds 8 of the top 10 most valuable beer brands in the world, with Corona and Budweiser #1 and #2 respectively. Our marketing effectiveness and creativity were recognized by being named the most effective marketer in the world by both Effies and the World Advertising Research Center for the 4th year in a row.

•	Core Superiority: Revenue of our mainstream portfolio increased by 0.4% in 2Q25, driven by high-single digit growth in Peru and mid-single digit growth in Colombia and Mexico.

ab-inbev.com	Press release – 31 July 2025 – 2

•

Premiumization: Corona led our premium performance in 2Q25, increasing revenue by 7.7% outside of Mexico with double-digit volume growth in more than 30 markets. Our overall above core beer portfolio delivered a 5.1% revenue increase.

•

Balanced Choices: Growth in 2Q25 was led by our no-alcohol beer portfolio which delivered a 33% revenue increase and is estimated to have gained share of no-alcohol beer across our footprint, led by Corona Cero which nearly doubled volumes versus 2Q24. Our overall balanced choices portfolio of low carb, sugar free, gluten free and no- and low-alcohol beer brands delivered a revenue increase of 7.9%.

•

Beyond Beer: The momentum of our Beyond Beer portfolio continued in 2Q25, led by the double-digit revenue growth of Cutwater in the US and Beats in Brazil which drove an overall revenue increase of 6.4%.

Digitize and monetize our ecosystem
•

Digitizing our relationships with more than 6 million customers globally: As of 30 June 2025, BEES was live in 28 markets with 71% of our revenues captured through B2B digital platforms. In 2Q25, BEES captured 12.2 billion USD in GMV, growth of 10% versus 2Q24.

•	Monetizing our route-to-market: BEES Marketplace GMV growth accelerated in 2Q25, growing by 63% versus 2Q24 to reach 785 million USD from sales of third-party products.

•

Leading the way in DTC solutions: Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately 335 million USD in 2Q25. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, generated 18.2 million e-commerce orders and delivered 134 million USD in revenue this quarter, representing 6% growth versus 2Q24.

Optimize our business
•

Maximizing value creation: EBITDA grew by 6.5% and EBIT by 10.2% in 2Q25 as disciplined resource allocation and overhead management drove continued margin expansion. The combination of the optimization of our net finance costs and net working capital, and improved capex efficiency delivered free cash flow of approximately 1.4 billion USD in HY25, a 0.5 billion USD improvement versus HY24. We continued to progress on our deleveraging with our net debt to EBITDA ratio reaching 3.27x versus 3.42x as of 30 June 2024. As is typical, the ratio increased versus FY24 due to the seasonality of our cash flow generation and cash outflow for our increased full year dividend and share buyback program.

•

Advancing our sustainability priorities: In Climate Action, our Scopes 1 and 2 emissions per hectoliter of production was 4.30 kgCO2e/hl in HY25, a reduction of 47% versus our 2017 baseline. In Water Stewardship, our water use efficiency ratio improved to 2.40 hl per hl in HY25 versus 2.50 hl per hl in HY24.

Delivering reliable compounding growth

In the first half of this year, our business delivered an EBITDA increase of 7.2% with margin expansion of 166bps and Underlying EPS growth of 8.0% in USD. We made strategic choices across revenue management, resource allocation, and increased sales and marketing investments to lead and grow the category. We continued to make progress on deleveraging while paying an increased dividend to our shareholders and completing our 2 billion USD share buyback program. Our footprint has structural tailwinds for long-term volume growth with favorable demographics, ongoing economic development and opportunities to increase category participation. Our consistent performance and the fundamental strengths of our business reinforce our confidence in our ability to deliver our FY25 outlook and long-term value creation.

ab-inbev.com	Press release – 31 July 2025 – 3

2025 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8%. The outlook for FY25 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 190 to 220 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY25 to be approximately 4%.

(iii)	Effective Tax Rate (ETR): We expect the normalized ETR in FY25 to be in the range of 26% to 28%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 3.5 and 4.0 billion USD in FY25.

ab-inbev.com	Press release – 31 July 2025 – 4

Figure 1. Consolidated performance
in USD Mio, except EPS in USD per share and Volumes in thousand hls	2Q24	2Q25	Organic growth
Volumes	146 302	143 347	(1.9)%
Beer	127 242	124 778	(2.2)%
Non-Beer	19 059	18 569	0.3%
Revenue	15 333	15 004	3.0%
Gross profit	8 567	8 446	4.0%
Gross margin	55.9%	56.3%	55bps
Normalized EBITDA	5 302	5 301	6.5%
Normalized EBITDA margin	34.6%	35.3%	116bps
Normalized EBIT	3 905	4 013	10.2%
Normalized EBIT margin	25.5%	26.7%	179bps

Profit attributable to equity holders of AB InBev	1 472	1 676
Underlying Profit	1 811	1 950

Basic EPS	0.73	0.84
Underlying EPS	0.90	0.98

	HY24	HY25	Organic growth
Volumes	285 837	279 615	(2.0)%
Beer	246 767	241 390	(2.3)%
Non-Beer	39 070	38 225	0.0%
Revenue	29 880	28 632	2.3%
Gross profit	16 461	16 029	4.6%
Gross margin	55.1%	56.0%	127bps
Normalized EBITDA	10 288	10 156	7.2%
Normalized EBITDA margin	34.4%	35.5%	166bps
Normalized EBIT	7 547	7 601	10.3%
Normalized EBIT margin	25.3%	26.5%	198bps

Profit attributable to equity holders of AB InBev	2 564	3 824
Underlying Profit	3 320	3 556

Basic EPS	1.28	1.92
Underlying EPS	1.66	1.79

Figure 2. Volumes
in thousand hls	2Q24	Scope	Organic growth	2Q25	Organic growth
					Total	Beer
North America	22 639	(330)	68	22 376	0.3%	(0.0)%
Middle Americas	38 381	-	441	38 822	1.1%	1.5%
South America	35 969	-	(1 770)	34 199	(4.9)%	(6.8)%
EMEA	23 852	112	208	24 172	0.9%	0.6%
Asia Pacific	25 399	-	(1 683)	23 716	(6.6)%	(6.5)%
Global Export and Holding Companies	62	(6)	6	62	10.4%	10.4%
AB InBev Worldwide	146 302	(224)	(2 730)	143 347	(1.9)%	(2.2)%

	HY24	Scope	Organic growth	HY25	Organic growth
					Total	Beer
North America	43 992	(474)	(1 299)	42 218	(3.0)%	(3.2)%
Middle Americas	74 072	-	(169)	73 903	(0.2)%	0.1%
South America	76 315	-	(1 226)	75 089	(1.6)%	(2.5)%
EMEA	44 882	77	(35)	44 924	(0.1)%	(0.4)%
Asia Pacific	46 444	(93)	(2 987)	43 365	(6.4)%	(6.3)%
Global Export and Holding Companies	132	(9)	(7)	116	(5.7)%	(5.7)%
AB InBev Worldwide	285 837	(498)	(5 724)	279 615	(2.0)%	(2.3)%

ab-inbev.com	Press release – 31 July 2025 – 5

Key Markets Performance

United States: Michelob Ultra momentum drove continued market share gain and top- and bottom-line growth

•	Operating performance:

o

2Q25: Revenue grew by 2.1% with revenue per hl increasing by 1.8% driven by revenue management initiatives and premiumization. Sales-to-retailers (STRs) declined by 2.1%, estimated to have outperformed a soft industry. Sales-to-wholesalers (STWs) grew by 0.2%. EBITDA increased by 4.2% driven by top-line growth and productivity initiatives, even as we continued to increase our marketing investments to fuel momentum.

o

HY25: Revenue declined by 1.5%, with revenue per hl increasing by 1.8%. STRs declined by 3.5% and STWs were down by 3.2%, and we expect our STRs and STWs to converge on a full year basis. EBITDA increased by 1.4%.

•

Commercial highlights: Increased investment and consistent execution drove our momentum with our portfolio continuing to gain market share of the beer industry, according to Circana. Our performance was led by Michelob Ultra and Busch Light, which continued to be the #1 and #2 volume share gainers in the industry. We are the leaders in no-alcohol beer, with our portfolio growing volumes in the high-twenties, and we are leading the industry in innovation with Michelob Ultra Zero and Busch Light Apple the top 2 innovations in the beer industry year-to-date. In Beyond Beer, our spirits-based RTD portfolio delivered low-teens volume growth, led by Cutwater and Nütrl.

Mexico: Continued momentum drove mid-single digit top- and bottom-line growth

•	Operating performance:

o

2Q25: Revenue increased by mid-single digits, with low-single digit revenue per hl growth driven by revenue management initiatives. Volumes increased by low-single digits, slightly outperforming the industry which benefitted from Easter shipment phasing in April but was negatively impacted by adverse weather in June. EBITDA grew by mid-single digits.

o	HY25: Revenue grew by mid-single digits with revenue per hl growth of mid-single digits and volumes increasing by low-single digits. EBITDA grew by high-single digits with margin expansion.

•

Commercial highlights: Our performance was led by our above core beer portfolio, which grew revenue by high-single digits driven by Modelo and Michelob Ultra, while our core beer brands delivered mid-single digit revenue growth. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits and now the #1 no-alcohol beer brand in the country, according to Nielsen. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 30% versus 2Q24 and our digital DTC platform, TaDa Delivery, fulfilling more than 1.2 million orders, a 6% increase versus 2Q24.

Colombia: Record high volume drove high single-digit top- and bottom-line growth

•	Operating performance:

o

2Q25: Revenue increased by high-single digits with mid-single digit revenue per hl growth, driven by revenue management initiatives. Volumes grew by low-single digits, with our portfolio estimated to have gained share of total alcohol. EBITDA grew by high-single digits with margin expansion.

ab-inbev.com	Press release – 31 July 2025 – 6

o	HY25: Revenue grew by mid-single digits with mid-single digit revenue per hl growth. Volumes increased by low-single digits. EBITDA grew by low-teens with margin expansion.

•

Commercial highlights: Our above core beer brands led our performance, delivering mid-single digit volume growth and driving record high second quarter volumes. Our core beer portfolio delivered a mid-single digit revenue increase driven by Aguila.

Brazil: Revenue declined by 1.9% impacted by volume; disciplined revenue and cost management drove mid-single digit bottom-line growth with margin expansion

•	Operating performance:

o

2Q25: Revenue declined by 1.9% with revenue per hl growth of 4.9% driven by revenue management initiatives and premiumization. Total volumes declined by 6.5%, with beer volume decreasing by 9.0%, cycling a strong performance in 2Q24 and underperforming a soft industry, which was primarily impacted by adverse weather. Non-beer volumes grew by 0.3%. EBITDA increased by 5.3% with margin expansion of 216bps as productivity initiatives and SG&A efficiencies more than offset transactional FX headwinds.

o

HY25: Revenue grew by 1.5% with revenue per hl growth of 4.0%. Total volumes declined by 2.4% with beer volumes declining by 4.0% and non-beer volumes increasing by 1.9%. EBITDA increased by 9.7% with margin expansion of 254bps.

•

Commercial highlights: Our premium and super premium beer brands led our performance in 2Q25, delivering mid-teens volume growth, driven by Corona and Original. Our portfolio of balanced choices drove incremental growth with volumes of our no-alcohol beer brands increasing by mid-teens and Stella Artois Gluten Free more than doubling. We continue to invest to increase the brand power of our portfolio, mainstream volumes however declined this quarter, impacted by a soft industry. Non-beer performance was driven by our low- and no-sugar portfolio, which grew volumes in the low-thirties. We continued to progress our digital initiatives, with BEES Marketplace GMV more than doubling versus 2Q24, and our digital DTC platform, Zé Delivery, reaching 5.3 million monthly active users.

Europe: Improved industry, continued premiumization and margin recovery delivered top- and bottom-line growth

•	Operating performance:

o

2Q25: Revenue grew by low-single digits with low-single digit revenue per hl growth driven by continued premiumization. Volumes were flat, supported by estimated market share gains in 5 of our 6 key markets and an improved industry as weather normalized. EBITDA grew by low-single digits with margin recovery.

o

HY25: Revenue was flattish with low-single digit revenue per hl growth. Volume declined by low-single digits, estimated to have outperformed the industry in 5 of our 6 key markets. EBITDA grew by mid-single digits with margin recovery.

•

Commercial highlights: Industry volumes in our footprint were estimated to be flattish this quarter, improving sequentially versus 1Q25, with beer gaining share of total alcohol. We continued to premiumize our portfolio, with our premium and super premium portfolio making up 62% of our 2Q25 revenue. Our performance was driven by our megabrands, led by Corona, which grew volume by double-digits, and Stella Artois, which successfully activated the Perfect Serve campaign at the Roland Garros and Wimbledon tennis tournaments. Our no-alcohol beer portfolio grew volumes by 31%, led by Corona Cero which delivered strong double-digit volume growth.

ab-inbev.com	Press release – 31 July 2025 – 7

South Africa: Continued momentum and market share gain delivered mid-single digit top- and bottom-line growth

•	Operating performance:

o

2Q25: Revenue increased by mid-single digits with revenue per hl growth of low-single digits. Volumes grew by mid-single digits, estimated to have outperformed the industry in both beer and Beyond Beer which was supported by Easter shipment phasing. EBITDA grew by mid-single digits with margin expansion.

o

HY25: Revenue increased by mid-single digits with revenue per hl growth of low-single digits. Volumes grew by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. EBITDA grew by mid-single digits.

•

Commercial highlights: Performance in 2Q25 was led by our premium and super premium beer brands, which grew volumes by mid-teens driven by Corona and Stella Artois, and the continued strength of our core brands which delivered low-single digit volume growth. In Beyond Beer, our portfolio grew volumes by mid-single digits.

China: Revenue declined by 6.2% impacted by volume performance

•	Operating performance:

o

2Q25: Volumes declined by 7.4%, underperforming the industry according to our estimates, with our performance impacted by continued weakness in our key regions and channels. Revenue per hl increased by 1.3% driven by positive brand mix, resulting in a revenue decline of 6.2%. EBITDA declined by 3.4% as top-line performance was partially offset by productivity initiatives and SG&A efficiencies while we continued to increase marketing investments.

o	HY25: Revenue declined by 9.4% with revenue per hl declining by 1.3% and volumes decreasing by 8.2%. EBITDA declined by 9.6%.

•

Commercial highlights: Industry volumes were estimated to have declined by low-single digits versus 2Q24. We remain focused on executing our strategy, centered on premiumization, channel and geographic expansion, and digital transformation. We continued to strengthen our execution in the in-home channel, increasing our marketing investments and accelerating our channel expansion. In 2Q25, our marketing activations included a new integrated campaign for Budweiser with the FIFA Club World Cup and updated brand imagery for Harbin. The BEES platform is present in more than 320 cities, enabling us to optimize our route to consumer and strengthen our customer relationships.

ab-inbev.com	Press release – 31 July 2025 – 8

Highlights from our other markets

•

Canada: Volumes grew by low-single digits this quarter, estimated to have outperformed an improved beer industry. Revenue grew by low-single digits with low-single digit revenue per hl growth. Our performance was led by Michelob Ultra, Busch and Corona which were estimated to be three of the top five volume share gainers in the industry.

•

Peru: Revenue grew by high-single digits in 2Q25 with mid-single digit revenue per hl growth, driven by revenue management initiatives. Volumes grew by mid-single digits, as the beer industry returned to growth supported by normalized weather and Easter shipment phasing.

•	Ecuador: Revenue grew by mid-single digits in 2Q25 with volumes increasing by low-single digits. Growth was led by our above core beer brands which increased volume by high-teens.

•

Argentina: Volume trends improved sequentially, declining by low-single digits this quarter. Beer volumes grew by low-single digits as the industry returned to growth, despite overall consumer demand continuing to be impacted by inflationary pressures. Since 1Q24, the definition of organic revenue growth in Argentina has been amended to cap the price growth to a maximum of 2% per month. Revenue grew by mid-twenties on this basis.

•

Africa excluding South Africa: In Nigeria, revenue grew by strong double-digits in 2Q25, driven by revenue management initiatives in a highly inflationary environment. Beer volumes declined by low-teens, impacted by a soft industry and cycling a strong performance in 2Q24. In our other markets in Africa, we grew volume in aggregate by low-single digits, driven by Tanzania and Mozambique.

•

South Korea: Revenue declined by high-single digits in 2Q25 with low-single digit revenue per hl growth driven by revenue management initiatives. While we continued to gain market share in both the on-premise and in-home channels, volumes were negatively impacted by shipment phasing ahead of our April price increase and declined by high-single digits.

ab-inbev.com	Press release – 31 July 2025 – 9

Consolidated Income Statement

Figure 3. Consolidated income statement
in USD Mio	2Q24	2Q25	Organic growth
Revenue	15 333	15 004	3.0%
Cost of sales	(6 766)	(6 558)	(1.7)%
Gross profit	8 567	8 446	4.0%
SG&A	(4 813)	(4 624)	0.0%
Other operating income/(expenses)	151	191	35.2%
Normalized EBIT	3 905	4 013	10.2%
Non-underlying items above EBIT	(90)	(45)
Net finance income/(expense)	(1 170)	(1 062)
Non-underlying net finance income/(expense)	(221)	(234)
Share of results of associates	79	84
Non-underlying share of results of associates	-	9
Income tax expense	(752)	(741)
Profit	1 751	2 024
Profit attributable to non-controlling interest	279	347
Profit attributable to equity holders of AB InBev	1 472	1 676

Normalized EBITDA	5 302	5 301	6.5%
Underlying Profit	1 811	1 950

	HY24	HY25	Organic growth
Revenue	29 880	28 632	2.3%
Cost of sales	(13 419)	(12 602)	0.7%
Gross profit	16 461	16 029	4.6%
SG&A	(9 248)	(8 812)	(0.6)%
Other operating income/(expenses)	334	383	20.8%
Normalized EBIT	7 547	7 601	10.3%
Non-underlying items above EBIT	(119)	(94)
Net finance income/(expense)	(2 357)	(2 046)
Non-underlying net finance income/(expense)	(530)	368
Share of results of associates	137	135
Non-underlying share of results of associates	104	9
Income tax expense	(1 546)	(1 404)
Profit	3 236	4 568
Profit attributable to non-controlling interest	672	744
Profit attributable to equity holders of AB InBev	2 564	3 824

Normalized EBITDA	10 288	10 156	7.2%
Underlying Profit	3 320	3 556

ab-inbev.com	Press release – 31 July 2025 – 10

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates
in USD Mio	2Q24	2Q25	HY24	HY25

Restructuring	(28)	(35)	(59)	(47)
Business and asset disposal (incl. impairment losses)	(62)	(10)	(60)	(47)
Non-underlying items in EBIT	(90)	(45)	(119)	(94)
Non-underlying share of results of associates	-	9	104	9

Normalized EBIT excludes negative non-underlying items of 45 million USD in 2Q25 and 94 million USD in HY25. Non-underlying share of results from associates of HY24 included the impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Net finance income/(expense)

Figure 5. Net finance income/(expense)
in USD Mio	2Q24	2Q25	HY24	HY25

Net interest expense	(721)	(663)	(1 399)	(1 284)
Accretion expense and interest on pensions	(214)	(184)	(427)	(351)
Other financial results	(235)	(214)	(530)	(410)
Net finance income/(expense)	(1 170)	(1 062)	(2 357)	(2 046)

Non-underlying net finance income/(expense)

Figure 6. Non-underlying net finance income/(expense)
in USD Mio	2Q24	2Q25	HY24	HY25

Mark-to-market	(264)	(263)	(507)	339
Gain/(loss) on bond redemption and other	43	29	(23)	29
Non-underlying net finance income/(expense)	(221)	(234)	(530)	368

Non-underlying net finance cost in 2Q25 includes mark-to-market losses on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown below, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments
	2Q24	2Q25	HY24	HY25

Share price at the start of the period (Euro)	56.46	56.92	58.42	48.25
Share price at the end of the period (Euro)	54.12	58.24	54.12	58.24
Number of equity derivative instruments at the end of the period (millions)	100.5	100.5	100.5	100.5

Income tax expense

Figure 8. Income tax expense
in USD Mio	2Q24	2Q25	HY24	HY25

Income tax expense	752	741	1 546	1 404
Effective tax rate	31.0%	27.7%	34.1%	24.1%
Normalized effective tax rate	27.4%	25.3%	27.2%	25.6%

The HY25 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB, while the HY24 effective tax rate was negatively impacted by non-deductible losses from these derivatives. Furthermore, HY24 effective tax rate included 133 million USD of non-underlying tax expense.

The decrease in Normalized ETR in 2Q25 compared to 2Q24 and HY25 compared to HY24 is driven mainly by country mix.

ab-inbev.com	Press release – 31 July 2025 – 11

Underlying EPS

Figure 9. Underlying EPS
in USD per share, except number of shares in million	2Q24	2Q25	HY24	HY25

Normalized EBITDA	2.64	2.67	5.13	5.11
Depreciation, amortization and impairment	(0.70)	(0.65)	(1.37)	(1.28)
Normalized EBIT	1.95	2.02	3.76	3.82
Net finance income/(expense)	(0.58)	(0.53)	(1.18)	(1.03)
Income tax expense	(0.37)	(0.38)	(0.70)	(0.71)
Associates & non-controlling interests	(0.10)	(0.13)	(0.27)	(0.31)
Hyperinflation impacts	0.01	0.01	0.04	0.02
Underlying EPS	0.90	0.98	1.66	1.79
Weighted average number of ordinary and restricted shares	2 005	1 989	2 005	1 989

ab-inbev.com	Press release – 31 July 2025 – 12

Reconciliation of IFRS and Non-IFRS Financial Measures

Profit attributable to equity holders and Underlying Profit

Figure 10. Underlying Profit
in USD Mio	2Q24	2Q25	HY24	HY25

Profit attributable to equity holders of AB InBev	1 472	1 676	2 564	3 824
Net impact of non-underlying items on profit	313	261	675	(305)
Hyperinflation impacts	26	14	81	37
Underlying Profit	1 811	1 950	3 320	3 556

Basic and Underlying EPS

Figure 11. Basic and Underlying EPS
in USD per share, except number of shares in million	2Q24	2Q25	HY24	HY25

Basic EPS	0.73	0.84	1.28	1.92
Net impact of non-underlying items	0.16	0.13	0.34	(0.15)
Hyperinflation impacts	0.01	0.01	0.04	0.02
Underlying EPS	0.90	0.98	1.66	1.79
FX translation impact	-	0.08	-	0.17
Underlying EPS in constant currency	0.90	1.06	1.66	1.96
Weighted average number of ordinary and restricted shares	2 005	1 989	2 005	1 989

Profit attributable to equity holders and Normalized EBITDA

Figure 12. Reconciliation of Normalized EBITDA to Profit attributable to equity holders of AB InBev
in USD Mio	2Q24	2Q25	HY24	HY25

Profit attributable to equity holders of AB InBev	1 472	1 676	2 564	3 824
Non-controlling interests	279	347	672	744
Profit	1 751	2 024	3 236	4 568
Income tax expense	752	741	1 546	1 404
Share of result of associates	(79)	(84)	(137)	(135)
Non-underlying share of results of associates	-	(9)	(104)	(9)
Net finance (income)/expense	1 170	1 062	2 357	2 046
Non-underlying net finance (income)/expense	221	234	530	(368)
Non-underlying items above EBIT (incl. impairment losses)	90	45	119	94
Normalized EBIT	3 905	4 013	7 547	7 601
Depreciation, amortization and impairment	1 397	1 288	2 741	2 555
Normalized EBITDA	5 302	5 301	10 288	10 156

Normalized EBITDA, Normalized EBIT and Underlying Profit are non-IFRS financial measures used by AB InBev to reflect the company’s underlying performance. Underlying EPS and constant currency Underlying EPS are non-IFRS financial measures that AB InBev believes are useful to investors because they facilitate comparisons of EPS from period to period.

Normalized EBITDA is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Underlying Profit is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-underlying items and (ii) hyperinflation impacts. Underlying EPS is calculated as Underlying Profit divided by the weighted average number of ordinary and restricted shares. Constant currency Underlying EPS is calculated as Underlying EPS excluding the effects of foreign currency translation by translating current period figures using the exchange rates from the same period in the prior year.

Normalized EBITDA, Normalized EBIT and Underlying Profit are not accounting measures under IFRS and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Underlying EPS and constant currency Underlying EPS are not accounting measures under IFRS and should not be considered as alternatives to earnings per share as a measure of operating performance on a per share basis. These non-IFRS financial measures do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA, Normalized EBIT, Underlying Profit, Underlying EPS and constant currency Underlying EPS may not be comparable to that of other companies.

ab-inbev.com	Press release – 31 July 2025 – 13

Cash Flows and Financial Position

Figure 13. Cash Flow Statement (million USD)
	HY24	HY25
Operating activities
Profit of the period	3 236	4 568
Interest, taxes and non-cash items included in profit	7 588	5 736
Cash flow from operating activities before changes in working capital and use of provisions	10 824	10 304

Change in working capital	(4 170)	(3 655)
Pension contributions and use of provisions	(251)	(278)
Interest and taxes (paid)/received	(3 958)	(3 801)
Dividends received	123	135
Cash flow from/(used in) operating activities	2 568	2 704

Investing activities
Net capex	(1 684)	(1 350)
Sale/(acquisition) of subsidiaries, net of cash	(19)	(4)
Net proceeds from sale/(acquisition) of other assets	(29)	47
Cash flow from/(used in) investing activities	(1 732)	(1 306)

Financing activities
Net (repayments of) / proceeds from borrowings	1 124	68
Dividends paid	(2 142)	(3 147)
Share buyback	(838)	(1 901)
Payment of lease liabilities	(406)	(354)
Derivative financial instruments	(172)	114
Sale/(acquisition) of non-controlling interests	(414)	(314)
Other financing cash flows	(465)	(303)
Cash flow from/(used in) financing activities	(3 313)	(5 837)

Net increase/(decrease) in cash and cash equivalents	(2 476)	(4 438)

Our free cash flow (defined as cash flow from operating activities less net capex) increased by 470 million USD to reach 1 355 million USD in HY25. Our cash and cash equivalents decreased by 4 438 million USD in HY25, compared to a decrease of 2 476 million USD in HY24, with the following movements:

•

Our cash flow from operating activities reached 2 704 million USD in HY25 compared to 2 568 million USD in HY24. The increase was driven by changes in working capital for HY25 compared to HY24. Changes in working capital in the first half of 2025 and 2024 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

•

Our cash outflow from investing activities was 1 306 million USD in HY25 compared to a cash outflow of 1 732 million USD in HY24. The decrease in the cash outflow was mainly due to lower net capital expenditures in HY25 compared to HY24. Out of the total HY25 capital expenditures, approximately 34% was used to improve the company’s production facilities while 51% was used for logistics and commercial investments and 15% was used for the purchase of hardware and software and improving administrative capabilities.

•

Our cash outflow from financing activities amounted to 5 837 million USD in HY25, as compared to a cash outflow of 3 313 million USD in HY24. The increase in the cash outflow versus HY24 was primarily driven by the completion of our 2 billion USD share buyback program, higher dividends paid and lower debt issuance in 2025 compared to 2024.

ab-inbev.com	Press release – 31 July 2025 – 14

Our net debt increased to 68.1 billion USD as of 30 June 2025 from 60.6 billion USD as of 31 December 2024. Our net debt to normalized EBITDA ratio was 3.27x as of 30 June 2025. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We continue to proactively manage our debt portfolio. After bond repurchases of 3 billion USD and issuances of 3 billion Euro in HY25, 98% of our bond portfolio holds a fixed-interest rate, 50% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

As of 30 June 2025, we had total liquidity of 17.5 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 7.4 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Figure 14. Terms and debt repayment schedule as of 30 June 2025 (billion USD)

ab-inbev.com	Press release – 31 July 2025 – 15

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Since 1Q24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois, and Corona excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beverage activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 2Q25, we reported a negative impact from hyperinflation accounting on the profit attributable to equity holders of AB InBev of (14) million USD. The impact in 2Q25 Basic EPS was (0.01) USD. Values in the figures and annexes may not add up, due to rounding. 2Q25 and HY25 EPS is based upon a weighted average of 1 989 million shares compared to a weighted average of 2 005 million shares for 2Q24 and HY24.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “ambition”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The half year 2025 (HY25) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10, 12 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2025, which have been reviewed by our statutory auditors PwC Bedrijfsrevisoren BV /Réviseurs d’Entreprises SRL in accordance with the standards of the Public Company Accounting Oversight Board (United States). The second quarter 2025 (2Q25) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10, 12 and 13, and the financial data included in Figures 7, 9, 11 and 14 of this press release have been extracted from the underlying accounting records as of and for the six months ended 30 June 2025. References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 31 July 2025 – 16

Conference call and webcast

Investor Conference call and webcast on Thursday, 31 July 2025:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 2Q25 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 colleagues based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 31 July 2025 – 17

Annex 1: Segment reporting (2Q)

AB InBev Worldwide	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	146 302	(224)	-	(2 730)	143 347	(1.9)%
Revenue	15 333	(100)	(688)	458	15 004	3.0%
Cost of sales	(6 766)	25	298	(115)	(6 558)	(1.7)%
Gross profit	8 567	(75)	(389)	343	8 446	4.0%
SG&A	(4 813)	1	186	2	(4 624)	0.0%
Other operating income/(expenses)	151	(0)	(11)	52	191	35.2%
Normalized EBIT	3 905	(74)	(215)	397	4 013	10.2%
Normalized EBITDA	5 302	(74)	(268)	341	5 301	6.5%
Normalized EBITDA margin	34.6%				35.3%	116bps

North America	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	22 639	(330)	-	68	22 376	0.3%
Revenue	3 864	(89)	(13)	82	3 844	2.2%
Cost of sales	(1 606)	71	4	(6)	(1 537)	(0.4)%
Gross profit	2 258	(18)	(8)	76	2 307	3.4%
SG&A	(1 101)	(2)	3	(23)	(1 122)	(2.0)%
Other operating income/(expenses)	4	-	0	5	10	-
Normalized EBIT	1 161	(21)	(5)	59	1 195	5.1%
Normalized EBITDA	1 338	(21)	(5)	60	1 372	4.5%
Normalized EBITDA margin	34.6%				35.7%	81bps

Middle Americas	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	38 381	-	-	441	38 822	1.1%
Revenue	4 522	(13)	(400)	230	4 340	5.1%
Cost of sales	(1 593)	(16)	135	(43)	(1 516)	(2.7)%
Gross profit	2 929	(29)	(265)	188	2 824	6.4%
SG&A	(1 100)	10	91	11	(987)	1.0%
Other operating income/(expenses)	11	-	(0)	(8)	3	(73.2)%
Normalized EBIT	1 841	(18)	(174)	190	1 839	10.4%
Normalized EBITDA	2 219	(18)	(203)	152	2 149	6.9%
Normalized EBITDA margin	49.1%				49.5%	83bps

South America	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	35 969	-	-	(1 770)	34 199	(4.9)%
Revenue	2 785	(32)	(323)	99	2 529	3.6%
Cost of sales	(1 427)	(10)	180	(57)	(1 314)	(4.0)%
Gross profit	1 358	(42)	(143)	42	1 215	3.1%
SG&A	(976)	7	119	(13)	(863)	(1.4)%
Other operating income/(expenses)	99	(6)	(12)	22	104	24.7%
Normalized EBIT	482	(41)	(36)	51	456	10.9%
Normalized EBITDA	750	(41)	(70)	53	692	7.2%
Normalized EBITDA margin	26.9%				27.4%	93bps

ab-inbev.com	Press release – 31 July 2025 – 18

EMEA	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	23 852	112	-	208	24 172	0.9%
Revenue	2 301	9	60	118	2 489	5.2%
Cost of sales	(1 179)	2	(31)	(44)	(1 252)	(3.8)%
Gross profit	1 122	12	29	74	1 237	6.7%
SG&A	(691)	(21)	(24)	(27)	(764)	(3.8)%
Other operating income/(expenses)	34	5	2	15	56	37.4%
Normalized EBIT	465	(4)	6	63	529	13.7%
Normalized EBITDA	721	(4)	15	68	800	9.5%
Normalized EBITDA margin	31.3%				32.1%	129bps

Asia Pacific	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	25 399	-	-	(1 683)	23 716	(6.6)%
Revenue	1 749	0	(13)	(78)	1 658	(4.5)%
Cost of sales	(821)	(7)	6	50	(771)	6.1%
Gross profit	928	(7)	(7)	(28)	886	(3.0)%
SG&A	(549)	1	5	24	(520)	4.3%
Other operating income/(expenses)	30	0	-	(14)	17	(45.1)%
Normalized EBIT	410	(7)	(3)	(18)	383	(4.4)%
Normalized EBITDA	570	(6)	(3)	(27)	533	(4.8)%
Normalized EBITDA margin	32.6%				32.2%	(9)bps

Global Export and Holding Companies	2Q24	Scope	Currency Translation	Organic Growth	2Q25	Organic Growth
Volumes	62	(6)	-	6	62	10.4%
Revenue	112	25	1	6	144	7.2%
Cost of sales	(141)	(15)	5	(15)	(168)	(12.5)%
Gross profit	(30)	10	5	(9)	(23)	(26.6)%
SG&A	(396)	6	(7)	30	(368)	7.8%
Other operating income/(expenses)	(28)	0	(2)	31	2	-
Normalized EBIT	(453)	17	(4)	52	(389)	11.7%
Normalized EBITDA	(295)	17	(1)	35	(245)	12.2%

ab-inbev.com	Press release – 31 July 2025 – 19

Annex 2: Segment reporting (HY)

AB InBev Worldwide	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	285 837	(498)	-	(5 724)	279 615	(2.0)%
Revenue	29 880	(131)	(1 786)	669	28 632	2.3%
Cost of sales	(13 419)	(39)	770	87	(12 602)	0.7%
Gross profit	16 461	(170)	(1 016)	755	16 029	4.6%
SG&A	(9 248)	(19)	510	(55)	(8 812)	(0.6)%
Other operating income/(expenses)	334	13	(33)	69	383	20.8%
Normalized EBIT	7 547	(176)	(539)	769	7 601	10.3%
Normalized EBITDA	10 288	(174)	(691)	733	10 156	7.2%
Normalized EBITDA margin	34.4%				35.5%	166bps

North America	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	43 992	(474)	-	(1 299)	42 218	(3.0)%
Revenue	7 457	(126)	(38)	(85)	7 208	(1.2)%
Cost of sales	(3 150)	91	13	100	(2 947)	3.3%
Gross profit	4 307	(35)	(25)	14	4 261	0.3%
SG&A	(2 186)	(8)	14	7	(2 174)	0.3%
Other operating income/(expenses)	(8)	-	1	31	23	-
Normalized EBIT	2 112	(43)	(10)	51	2 110	2.5%
Normalized EBITDA	2 464	(43)	(12)	50	2 459	2.0%
Normalized EBITDA margin	33.0%				34.1%	108bps

Middle Americas	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	74 072	-	-	(169)	73 903	(0.2)%
Revenue	8 574	(25)	(799)	374	8 124	4.4%
Cost of sales	(3 179)	(30)	273	70	(2 866)	2.2%
Gross profit	5 395	(55)	(526)	444	5 258	8.3%
SG&A	(2 065)	16	192	(42)	(1 898)	(2.1)%
Other operating income/(expenses)	23	-	(2)	(7)	14	(31.2)%
Normalized EBIT	3 353	(38)	(336)	395	3 374	11.9%
Normalized EBITDA	4 105	(38)	(404)	344	4 007	8.4%
Normalized EBITDA margin	47.9%				49.3%	186bps

South America	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	76 315	-	-	(1 226)	75 089	(1.6)%
Revenue	6 018	13	(900)	375	5 507	6.2%
Cost of sales	(3 013)	(99)	461	(113)	(2 764)	(3.7)%
Gross profit	3 005	(86)	(438)	262	2 743	8.7%
SG&A	(1 917)	(26)	287	(57)	(1 712)	(2.9)%
Other operating income/(expenses)	215	3	(30)	14	201	6.9%
Normalized EBIT	1 304	(109)	(181)	219	1 233	17.2%
Normalized EBITDA	1 834	(106)	(262)	233	1 699	12.9%
Normalized EBITDA margin	30.5%				30.9%	188bps

ab-inbev.com	Press release – 31 July 2025 – 20

EMEA	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	44 882	77	-	(35)	44 924	(0.1)%
Revenue	4 228	1	16	209	4 454	5.0%
Cost of sales	(2 215)	13	(5)	(72)	(2 280)	(3.3)%
Gross profit	2 014	14	11	136	2 174	6.8%
SG&A	(1 305)	(37)	(9)	(20)	(1 371)	(1.5)%
Other operating income/(expenses)	79	11	0	11	101	12.5%
Normalized EBIT	787	(13)	2	128	904	16.5%
Normalized EBITDA	1 290	(13)	5	142	1 424	11.1%
Normalized EBITDA margin	30.5%				32.0%	177bps

Asia Pacific	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	46 444	(93)	-	(2 987)	43 365	(6.4)%
Revenue	3 383	(7)	(65)	(203)	3 108	(6.0)%
Cost of sales	(1 583)	(9)	29	108	(1 456)	6.8%
Gross profit	1 800	(16)	(37)	(95)	1 652	(5.3)%
SG&A	(994)	(2)	21	35	(941)	3.5%
Other operating income/(expenses)	56	0	(0)	(15)	41	(26.7)%
Normalized EBIT	861	(18)	(16)	(75)	752	(8.8)%
Normalized EBITDA	1 186	(18)	(21)	(90)	1 056	(7.7)%
Normalized EBITDA margin	35.0%				34.0%	(62)bps

Global Export and Holding Companies	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	132	(9)	-	(7)	116	(5.7)%
Revenue	221	12	0	(2)	231	(0.8)%
Cost of sales	(279)	(5)	(1)	(5)	(290)	(2.1)%
Gross profit	(59)	7	(1)	(7)	(59)	(10.1)%
SG&A	(781)	38	5	22	(716)	3.0%
Other operating income/(expenses)	(31)	0	(2)	35	2	-
Normalized EBIT	(870)	45	2	51	(773)	6.1%
Normalized EBITDA	(590)	45	2	54	(489)	9.9%

ab-inbev.com	Press release – 31 July 2025 – 21

Annex 3: Consolidated statement of financial position

Million US dollar	31 December 2024	30 June 2025

ASSETS
Non-current assets
Property, plant and equipment	23 503	23 854
Goodwill	110 479	114 782
Intangible assets	40 034	41 096
Investments in associates	4 612	4 878
Investment securities	168	152
Deferred tax assets	2 493	2 730
Pensions and similar obligations	42	101
Income tax receivables	470	426
Derivatives	261	44
Trade and other receivables	1 577	1 829
Total non-current assets	183 637	189 892

Current assets
Investment securities	221	205
Inventories	5 020	5 475
Income tax receivables	727	872
Derivatives	554	340
Trade and other receivables	5 270	6 994
Cash and cash equivalents	11 174	7 167
Assets classified as held for sale	33	161
Total current assets	22 999	21 215

Total assets	206 637	211 107

EQUITY AND LIABILITIES
Equity
Issued capital	1 736	1 736
Share premium	17 620	17 620
Reserves	12 304	13 674
Retained earnings	46 577	47 641
Equity attributable to equity holders of AB InBev	78 237	80 671

Non-controlling interests	10 463	10 743
Total equity	88 700	91 414

Non-current liabilities
Interest-bearing loans and borrowings	70 720	71 979
Pensions and similar obligations	1 296	1 287
Deferred tax liabilities	11 321	11 385
Income tax payables	284	296
Derivatives	68	372
Trade and other payables	797	1 013
Provisions	385	352
Total non-current liabilities	84 871	86 683

Current liabilities
Bank overdrafts	-	21
Interest-bearing loans and borrowings	1 449	3 578
Income tax payables	1 805	1 386
Derivatives	5 817	5 609
Trade and other payables	23 804	22 188
Provisions	191	202
Liabilities associated with assets held for sale	-	25
Total current liabilities	33 066	33 009

Total equity and liabilities	206 637	211 107

ab-inbev.com	Press release – 31 July 2025 – 22

Annex 4: Consolidated statement of cash flows

For the six-month period ended 30 June Million US dollar	2024	2025

OPERATING ACTIVITIES
Profit of the period	3 236	4 568
Depreciation, amortization and impairment	2 741	2 581
Net finance expense/(income)	2 887	1 678
Equity-settled share-based payment expense	315	309
Income tax expense	1 546	1 404
Share of results of associates	(241)	(144)
Other non-cash items	339	(93)
Cash flow from operating activities before changes in working capital and use of provisions	10 824	10 304
Decrease/(increase) in trade and other receivables	(1 154)	(1 130)
Decrease/(increase) in inventories	(325)	(242)
Increase/(decrease) in trade and other payables	(2 691)	(2 284)
Pension contributions and use of provisions	(251)	(278)
Cash generated from operations	6 403	6 370
Interest paid	(2 001)	(1 916)
Interest received	303	241
Dividends received	123	135
Income tax paid	(2 260)	(2 126)
Cash flow from/(used in) operating activities	2 568	2 704

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(1 735)	(1 404)
Proceeds from sale of property, plant and equipment and of intangible assets	52	55
Sale/(acquisition) of subsidiaries, net of cash	(19)	(4)
Proceeds from sale/(acquisition) of other assets	(29)	47
Cash flow from/(used in) investing activities	(1 732)	(1 306)

FINANCING ACTIVITIES
Proceeds from borrowings	5 466	4 067
Repayments of borrowings	(4 342)	(3 998)
Dividends paid	(2 142)	(3 147)
Share buyback	(838)	(1 901)
Payment of lease liabilities	(406)	(354)
Derivative financial instruments	(172)	114
Sale/(acquisition) of non-controlling interests	(414)	(314)
Other financing cash flows	(465)	(303)
Cash flow from/(used in) financing activities	(3 313)	(5 837)

Net increase/(decrease) in cash and cash equivalents	(2 476)	(4 438)
Cash and cash equivalents less bank overdrafts at beginning of year	10 314	11 174
Effect of exchange rate fluctuations	(463)	410
Cash and cash equivalents less bank overdrafts at end of period	7 375	7 146

ab-inbev.com	Press release – 31 July 2025 – 23